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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.9)*

                           Yardville National Bancorp
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                           Common Stock, no par value
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                                    985021104
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                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                                 (973) 952-0405
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Dennis Pollack     ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2 (e)                                             [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A

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                  7    SOLE VOTING POWER
NUMBER OF                     18,045
SHARES            --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY
PERSON            --------------------------------------------------------------
WITH              9    SOLE DISPOSITIVE POWER
                              18,045
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              18,045

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .16

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14   TYPE OF REPORTING PERSON*  IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Broad Park Investors, LLC     22-6759307

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2 (e)                                             [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

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                  7    SOLE VOTING POWER
NUMBER OF                     63,334
SHARES            --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY
PERSON            --------------------------------------------------------------
WITH              9    SOLE DISPOSITIVE POWER
                              63,334
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              63,334

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .58

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14   TYPE OF REPORTING PERSON*  OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No. 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005, Amendment No. 7 was filed on November 30, 2005, and Amendment No. 8 was filed on February 24, 2006 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Harold Schechter ("Schechter") and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bancorp. (YANB), a New Jersey corporation, is hereby amended as set forth below:
Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Messrs. Robinson and Schechter have been added as Reporting Persons based upon their agreement to be nominees for the YANB Board of Directors. Kerrimatt, L.P. has been omitted as a Reporting Person because it no longer owns any shares of YANB. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

On March 3, 2006 SAL, Seidman, and Pollack filed suit by way of Order to Show Cause and Complaint against YANB and all of the YANB directors, requesting that the court grant the following relief:

     (a)  Declaring and decreeing that the New Qualification Bylaw is unlawful;

     (b) Preliminarily enjoining the application and enforcement of the New Qualification Bylaw.

     (c) Enjoining all actions that would interfere with the equitable relief to be granted herein.

     (d) Declaring and decreeing that Seidman and Pollack are eligible for service on the YANB Board of Directors

     (e) Declaring the adoption of the New Qualification Bylaw constitutes a breach of fiduciary duty by the Individual Defendants.

     (f) Declaring and decreeing that the New Qualification Bylaw does not apply to Seidman or Pollack and cannot, by its terms, disqualify either of them from service on the YANB Board of Directors.

     (g) Enjoining all actions that would interfere with Seidman or Pollack running for election to the YANB Board of Directors.

     (h) Compelling the exposure of four (4) Board seats for election this year.

     (i)  Such other relief as is just and equitable; and it is further

The lawsuit was filed on March 3, 2006 in the Superior Court of New Jersey, Chancery Division, Passaic County (Docket No. C-41-06).

5. Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on March 7, 2006, the Reporting Persons owned beneficially an aggregate of 903,039 shares of Common Stock, which constituted approximately 8.27% of the 10,915,000 shares of Common Stock outstanding as of December 31, 2005 as reflected in Yardville National Bancorp's earning release dated January 30, 2006, for the quarterly period ended December 31, 2005.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     March 9, 2006                         /s/ Lawrence B. Seidman
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         Date                              Lawrence B. Seidman
                                           Power of Attorney pursuant
                                           to Joint Agreement dated
                                           July 26, 2004


                                           /s/ Harold Schechter
                                           --------------------------
                                           Harold Schechter

                                           /s/ Patrick A. Robinson
                                           --------------------------
                                           Patrick A. Robinson

                                   SCHEDULE A

                                           COST
                              DATE          PER
ENTITY                        PURCH        SHARE        COST        SHARES
------------------------   ----------   ----------   ----------   ----------
Pollack Lindsey Roth IRA     1/31/06       36.7641     3,124.95           85
Broad Park Investors        3/6/2006       35.7353   214,412.00        6,000
Robinson, Patrick A.        2/24/2006      36.5700    12,726.36          348